UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director
Date: June 3, 2009

(Summary English Translation of the Notice of the 97th Ordinary General Meeting
of Shareholders Originally Issued in Japanese Language)
MAKITA CORPORATION
(Stock code: 6586)
June 3, 2009
To the Shareholders of
MAKITA CORPORATION
NOTICE OF THE 97th ORDINARY GENERAL MEETING OF SHAREHOLDERS
                 You are respectfully requested to attend the 97th Ordinary General Meeting of Shareholders of MAKITA CORPORATION, which is hereby announced.
                 If you do not expect to attend the meeting, you may exercise your voting rights through the enclosed voting form. Please review the accompanying information and send the enclosed voting form to us by return mail after indicating your vote for or against the proposition.
Masahiko Goto
President
MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
1.	Date: 10 a.m., Thursday, June 25, 2009

2.	Place: Head Office of MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
3.	Agenda:
Items to be reported:
1.
The Business Report, Consolidated Financial Statements for the 97th term (from April 1, 2008 to March 31, 2009) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Financial Statements for the 97th term
Items to be resolved:
No.1               Appropriations of Surplus
No.2               Partial amendment to the Articles of Incorporaiton
No.3               Election of 11 directors
No.4               Payment of Bonus to Directors

BUSINESS REPORT
(From April 1, 2008 to March 31, 2009)
1. Matters on the Current Status of the Makita Group
(1) Progress and Results of Operations
     The business environments surrounding Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) have remained severe in Japan and the United States since the beginning of the year mainly due to the impact of the weak housing market, while in Western Europe, Russia and Eastern Europe and other emerging countries, the business was generally strong until the summer of 2008 supported by active investments in construction, the high prices of crude oil and other resources. However, the financial crisis expanded from the United States to other economies worldwide in September 2008 as a result of a series of stock price crashes and steep depreciation of currency values. The keen sense of recession has spread everywhere from Japan, Western Europe and developed countries to emerging countries in Eastern Europe and Russia, Central and South America, the Middle East and others. Consequently, investment in construction and housing dropped significantly in the world, which resulted in a sharp decrease in the demand for power tools. Accordingly, business conditions in the power tool market further worsened in the second half of the year forward the end of the year.
     Under these circumstances, in development side, Makita expanded its product lines, including those of power tools, rechargeable tools and gardening equipment designed to further improve working conditions for users through the development of smaller and lighter tools or tools with lower noise and vibration. In production side, the construction of the second plant in Brazil, South America and the expansion of a plant in Romania, Eastern Europe, were completed and both plants began smooth operations. The aim of these plants is to further strengthen the global production system of the Group in order to flexibly satisfy the demand worldwide. In sales side, Makita strove to strengthen its global sales systems throughout the year. In North America, our business relationship with Home Depot, Inc. was strengthened. In addition, we strove to maintain and improve our No.1 sales and after-sales service system in the industry in Japan and other developed countries. Subsidiaries were established in Bulgaria, Colombia, and India, to strengthen our marketing in the expanding emerging countries. A subsidiary was also established in the Kingdom of Morocco, which serves as a marketing base in the expanding African market.
     Our consolidated net sales decreased by 14.2% from the previous year to 294,034 million yen. This was because the significant appreciation of the yen had advanced steeply since last fall and the demand for power tools weakened throughout the world. The demand shrinkage in Japan and the United States started in the beginning of the current year, followed by weakening demand in West European countries. Moreover, economic growth in Eastern Europe and Russia, Asia, Central and South America, the Middle East and other emerging markets, where it had previously remained strong, also slowed down.
     Our profit figures were adversely affected by a decrease in sales on the Japanese yen basis due to the appreciation of the yen against many other currencies and a higher ratio of SG&A expenses to sales, especially in the second half of the year. Consequently, operating income for the year decreased by 25.3% to 50,075 million yen from the previous year (operating income ratio: 17.0%). As for other expenses, exchange losses on foreign currency transactions and realized losses on securities due to falling stock prices increased from the previous year. Consequently, income before income taxes was 44,017 million yen (income before income taxes ratio: 15.0%), a 33.1% decrease from the previous year, and net income was 33,286 million yen (net income ratio: 11.3%), a 27.7% decrease.
     Sales results by region were as follows:
     Sales in Japan decreased by 11.4% from the previous year to 46,222 million yen due to the economic stagnation and weak housing start. There was no sign of recovery in the demand for power tools in the domestic market.
     Sales in Europe decreased by 14.5% to 137,113 million yen due to the decline in construction demand in Western Europe, along with the decline in demand since last fall in Eastern Europe and Russia, where sales had been strong in the past. The stronger yen against the British pound, the euro and other European currencies also had an adverse effect on sales.
     Sales in North America decreased by 25.0% to 42,289 million yen due to the worsening housing and commercial construction markets in the United States, weak sales in the Christmas season and the stronger yen against the U.S. dollar.
     Sales in Asia totaled 21,995 million yen, a 2.8% decrease from the previous year. Sales in Asia were significantly affected by the steep decline in construction investments in Southeast Asian countries.
     Sales results in other areas were negatively affected by sharply worsening economic conditions in these areas caused mainly by the steep decline in the prices of crude oil and other mineral resources. Significant depreciation in local currency values against yen also had a negative effect. Consequently, sales in Central and South America totaled 16,738 million yen, a 0.2% decrease from the previous year, sales in the Middle East and Africa region totaled 16,466 million yen, an 11.9% decrease, and sales in Oceania totaled 13,211 million yen, a 14.9% decrease.
     Overall, overseas sales accounted for 84.3% of total sales.

(2) Future Tasks
     Regarding the future forecast, business conditions for Makita are expected to remain severe for the present. The global simultaneous recession is expected to continue to worsen. Consequently, the demand for power tools will remain low everywhere in the world, with competition in the industry intensifying further. Movement in the foreign exchange market will be unpredictable. However, it is expected that the economy will show some signs of recovery in the second half of 2009 by the effect of all economic and financial measures implemented by countries around the world in concert.
     Duly noting these circumstances, Makita aims to build a strong brand equity and to become a “Strong Company.” In other words, to become a company that can obtain and maintain worldwide market leadership as a global total supplier of products such as power tools for professional use, air tools, and gardening equipments. This is to be accomplished by the ability to develop new products that satisfy professional users, by global production structure that achieves both high quality and price competitiveness, as well as sales and after-sales service structure that secure the Company to lead the industry both in the domestic and overseas markets.
     In order to carry out this management strategy, Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly and earth-conscious power tools and gardening equipment. It will also strengthen technical development of compact engines including the establishment of the technical center. The global production organizations will be strengthened to respond to changes in demand conditions, Sales activities to professional users will be promoted. In addition, activities to maintain and improve our sales and after-sales service will be aggressively promoted.
     In closing, we would like to thank you for your ongoing support and ask you for continued backing.
(3) Capital Expenditures
     During the term, Makita allocated 17,046 million yen for its capital expenditures. These funds used by the Company amounted to approximately 6.2 billion yen. This reflected mainly capital expenditures for rebuilding the Shipping building at Okazaki plant, and metal molds for new products. These funds also used by subsidiaries amounted to approximately 10.8 billion yen. This reflected mainly capital expenditures for construction of R&D facility of China plant, second plant in Brazil, and new Sales office in France, and expansion of Romanian plant.
(4) Financial Position and Results of Operations for the Recent Three Fiscal Years

	94rd term	95th term	96th term	97th term
Description	(ended March 31,	(ended March 31,	(ended March 31,	(ended March 31,
	2006)	2007)	2008)	2009)

Net sales (in millions of yen)	229,075	279,933	342,577	294,034
Operating income (in millions of yen)	45,778	48,176	67,031	50,075
Income before income taxes (in millions of yen)	49,143	49,323	65,771	44,017
Net income (in millions of yen)	40,411	36,971	46,043	33,286
Net income per share (in yen)	281.15	257.27	320.30	236.88
Total assets (in millions of yen)	326,038	368,494	386,467	336,644
Shareholders’ equity (in millions of yen)	266,584	302,675	316,498	283,485

Notes:	1.	Consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles.
	2.	Net income per share is computed based on the average number of common stock outstanding during the term.
	3.	Amounts of less than 1 million yen have been rounded.

(5) Significant Subsidiaries

Company Name	Capital		Ownership ratio	Principal Business
	(thousands)		(%)
Makita U.S.A. Inc.	U.S.$	161,400	100.0	Sales of electric power tools
Makita Corporation of America	U.S.$	73,600	100.0*	Manufacture of electric power tools
Makita (U.K.) Ltd.		£21,700	100.0*	Sales of electric power tools
Makita France SAS	Euro	12,436	55.0*	Sales of electric power tools
Makita Werkzeug GmbH (Germany)	Euro	7,669	100.0*	Sales of electric power tools
Makita Oy (Finland)	Euro	100	100.0*	Sales of electric power tools
Makita (China) Co., Ltd.	U.S.$	65,000	100.0	Manufacture and sales of electric power tools
Makita (Kunshan) Co., Ltd.	U.S.$	25,000	100.0	Manufacture of electric power tools
Makita Australia Pty. Ltd.	A$	13,000	100.0	Sales of electric power tools

Note: The ownership ratios with asterisks include the shares owned by the subsidiaries.
(6) Principal Operations
     Makita is primarily involved in the production and sales of electric power tools such as cordless impact drivers, rotary hammers, circular saws and angle grinders, air tools such as air nailers and tackers, gardening equipments such as hedge trimmers and petrol brushcutters, and household tools such as cordless cleaners.
(7) Principal Sales Offices and Plants
     1. Makita Corporation

Head office	Anjo (Aichi)
Sales offices	Tokyo, Nagoya, Osaka
Plant	Okazaki (Aichi)

     2. Subsidiaries

For Sales
Makita U.S.A. Inc.	Los Angeles (United States)
Makita (U.K.) Ltd.	London (United Kingdom)
Makita France SAS	Bussy-Saint-Georges (France)
Makita Werkzeug GmbH	Duisburg (Germany)
Makita Oy	Helsinki (Finland)
Makita Australia Pty. Ltd.	Sydney (Australia)

For Production
Makita Corporation of America	Atlanta (United States)
Makita (Kunshan) Co., Ltd.	Kunshan (China)

For Production and sales
Makita (China) Co., Ltd.	Kunshan (China)
Makita Numazu Corporation	Numazu (Shizuoka)

     (8) Employees
     1. Employees of the Makita Group

Number of Employees	Increase/Decrease
10,412	24(Decrease)

     2. Employees of the Company

Number of Employees	Increase/Decrease	Average Age	Average Years of Service
2,896	45 (Decrease)	41.2	19.5

2. Shareholding Status of the Company

(1) Total number of shares authorized to be issued by the Company:	496,000,000 shares

(2) Total number of shares outstanding:	137,764,005 shares
(excluding treasury stock of 2,244,755 shares)

(3) Number of shareholders: 16,768

(4) Major Shareholders:

Name of Shareholders	Number of Shares Held
	Units	Ownership ratio
	(thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust account)	8,868	6.43
Japan Trustee Services Bank, Ltd. (Trust account)	8,539	6.19
Japan Trustee Services Bank, Ltd.(Trust account 4G)	6,539	4.74
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,213	3.78
JPMorgan Chase Bank 380055	4,224	3.06
Nippon Life Insurance Company	4,013	2.91
Makita Cooperation Companies' Investment Association	3,838	2.78
The Bank of New York Mellon as Depositary Bank for DR Holders	3,620	2.62
Maruwa, Ltd.	3,309	2.40
Sumitomo Mitsui Banking Corporation	2,900	2.10

Note:	The ownership ratio is calculated based on the total number of shares outstanding (excluding treasury stock) at the end of the term.
(5)	Other Important Matters on Shares of the Company
     The Company purchased 3 million shares of treasury stock for 11,923 million yen in the market in May, 2008, and 3 million shares of treasury stock for 5,687 million yen in November, 2008, pursuant to a resolution of the Board of Directors, to which the Articles of Incorporation delegate such authority.
     In thoughtful consideration of the utilization of the treasury stock in the future and the standards of the volume of its treasury stock holdings, the Company has cancelled 4 million shares of treasury stock on February 9, 2009.

3. Directors and Statutory Auditors of the Company
(1) Directors and Statutory Auditors

Title	Name	Position at the Company and representative status in other companies
President*	Masahiko Goto
Managing Director	Masami Tsuruta	In Charge of Domestic Sales
Managing Director	Yasuhiko Kanzaki	In Charge of International Sales and General Manager of International Sales Headquarters: Europe Region
Director	Kenichiro Nakai	General Manager of Administration Headquarters
Director	Tadayoshi Torii	General Manager of Production Headquarters
Director	Tomoyasu Kato	General Manager of Development and Engineering Headquarters
Director	Shiro Hori	General Manager of International Sales Headquarters: America, Asia and Oceania Region and International Administration
Director	Tadashi Asanuma	General Manager of Domestic Sales Marketing Headquarters: Tokyo Area
Director	Hisayoshi Niwa	General Manager of Quality Headquarters
Director	Zenji Mashiko	General Manager of Domestic Sales Marketing Headquarters: Nagoya Area
Director	Toshio Hyuga	General Manager of Domestic Sales Marketing Headquarters: Osaka Area
Director	Shinichiro Tomita	Assistant General Manager of Production Headquarters: China Plant
Director	Tetsuhisa Kaneko	General Manager of Purchasing Headquarters
Director	Motohiko Yokoyama	President and Representative Director of JTEKT Corporation
Standing Statutory Auditor	Toshihito Yamazoe
Standing Statutory Auditor	Haruhito Hisatsune
Statutory Auditor	Masafumi Nakamura	Certified Public Accountant
Statutory Auditor	Michiyuki Kondo	Attorney at Law

Notes:	1. The asterisk denotes Representative Director.
      2. Changes of Directors and Statutory Auditors during the term
(1)	At the 96th Ordinary General Meeting of Shareholders held on June 26, 2008, the following Statutory Auditors were retired from their respective offices.

Statutory Auditor Statutory Auditor Statutory Auditor	Akio Kondo Hiromichi Murase Shoichi Hase
(2)	At the 96th Ordinary General Meeting of Shareholders held on June 26, 2008, the following Statutory Auditors newly elected and each of them assumed their respective offices.

Statutory Auditor Statutory Auditor Statutory Auditor	Toshihito Yamazoe Haruhito Hisatsune Michiyuki Kondo
3.	Mr. Motohiko Yokoyama is an Outside Director.

4.	Messrs. Haruhito Hisatsune, Masafumi Nakamura, and Michiyuki Kondo are Outside Statutory Auditors.

5.	Mr. Haruhito Hisatsune, Standing Statutory Auditor, has a substantial amount of expertise in finance and accounting, includng experience working at financial institution for many years.

6.	Mr. Masafumi Nakamura, Statutory Auditor, is a certified public accountant and has a substantial amount of expertise in finance and accounting.

(2) Total Amounts Paid as Remuneration and Bonus to Directors and Statutory Auditors

Classification	Number of payment recipients	Aggregate amount paid (in millions of yen)
Directors	14	276
Statutory Auditors	7	41
Total	21	317

Notes:	1.
The aggregate amount of remuneration includes the remuneration paid to the three Statutory Auditors (including one Outside Statutory Auditor) during their terms of service, who retired at the conclusion of the 96th Ordinary General Meeting of Shareholders held on June 26, 2008.

2.	The aggregate amount of remuneration includes the amount of 27 million yen paid to Outside Executives (one Outside Director and four Outside Statutory Auditors).

3.
The aggregate amount paid to Directors includes the amount of 128 million yen for the bonuses to be paid to 13 Directors (excluding one Outside Director), which will be resolved at the 97th Ordinary General Meeting of Shareholders.

4.	Other than the above, the amount of 157 million yen was paid to 10 Directors who concurrently serve as employees as employee salaries (including bonuses).

5.
Other than the above, the amount of 17 million yen was paid to 3 Statutory Auditors who were retired from their respective offices during the term as retirement allowance (including 3million yen for one Outside Statutory Auditor).

The Company terminated the retirement allowance plan for Directors and Statutory Auditors at the Ordinary General Meeting of Shareholders held on June 29, 2006. It was resolved that payment of retirement allowance be made when the relevant Director or Statutory Auditor resigns his office, and that specific amount and payment methods for each Director should be decided by the Board of Directors and such matters for Statutory Auditors should be decided through discussions among Statutory Auditors.

6.
The maximum amounts of annual remuneration for all Directors and Statutory Auditors, each of which was approved by a resolution passed at the Ordinary General Meeting of Shareholders held in May 1989, is 240 million yen (excluding bonuses and the amounts paid to Directors who concurrently serve as employees as employee salaries) and 60 million yen, respectively

(3) Matters on Outside Executives
1.	Director, Motohiko Yokoyama
(i) Concurrent offices as an executive director of other companies
     Mr. Yokoyama concurrently serves as the president and representative director of JTEKT Corporation and Makita purchases parts, machinery and equipment from the group companies of JTEKT Corporation.
(ii) Major activities during the term
     Mr. Yokoyama attended 10 of 13 meetings of the Board of Directors (attendance rate: 77%) during the term. At the attended meetings, he expressed his opinions as necessary from the top management perspective of the core company of Toyota Group which is a world’s leading corporate group.
(iii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Yokoyama which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.
2.	Statutory Auditor, Haruhito Hisatsune
(i) Major activities during the term
     Mr. Hisatsune attended all meetings of the Board of Directors and of the Statutory Auditors (10 meetings, respectively) that were held during the term after he took office as statutory auditor on June 26, 2008. At the attended meetings, he expressed his opinions from his independent position as necessary.
(ii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Hisatsune which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.

3.	Statutory Auditor, Masafumi Nakamura
(i) Status of offices concurrently held in other companies
     Mr. Nakamura concurrently serves as an Outside Statutory Auditor of Suzuken Co., Ltd., Taiyo Kagaku Co., Ltd. and Shinwa Co., Ltd.
(ii) Major activities during the term
     Mr. Nakamura attended 11 of 13 meetings of the Board of Directors (attendance rate: 85%) and 13 of 14 meetings of the Statutory Auditors (attendance rate:93%) during the term. At the attended meetings, he expressed his opinions from the professional perspective of certified public accountant.
(iii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Nakamura which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.
4.	Statutory Auditor, Michiyuki Kondo
(i) Status of offices concurrently held in other companies
     Mr. Kondo concurrently serves as an Outside Statutory Auditor of ELMO Co., Ltd.
(ii) Major activities during the term
     Mr.Kondo attended all meetings of the Board of Directors and of the Statutory Auditors (10 meetings, respectively) that were held during the term after he took office as statutory auditor during on June 26, 2008. At the attended meetings, he expressed his opinions from the professional perspective of attorney at law.
(iii) Outline of Liability Limitation Agreement
     With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Kondo which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.
(4) Other Important Matters on Directors and Statutory Auditors of the Company
     At the Board of Directors held on April 28, 2009, it was resolved that the Corporate Officer system be introduced beginning June 25, 2009 in order to promptly execute group strategy and strengthen the operational organization.
4. Accounting Auditors
(1) Name of Accounting Auditor: KPMG AZSA & Co.
(2) Amount of Remuneration of Accounting Auditor for this term

Amount of payment
1. Amount of remuneration for accounting auditors to be paid by the Company	316 million yen
2. Total amount of remuneration for accounting auditors to be paid by the Company and its subsidiaries	332 million yen

Notes:	1.
As the audit agreement between the Company and its accounting auditors does not differentiate remuneration for audit under the Company Law of Japan from the one for audit under Financial Instruments and Exchange Law, the amount shown in 1. above represents total remuneration for both audits.

2.	KPMG AZSA & Co. is a member firm of KPMG International and the accounting audits of all principal subsidiaries of the Company are conducted by member firms of KPMG International.
(3) Decision-Making Policy on Dismissal or Non-Reappointment of Accounting Auditor
     If the accounting auditor falls under any of the events prescribed in each of the items of Article 340, Paragraph 1 of the Company Law of Japan, the Board of Statutory Auditors shall dismiss such accounting auditor with the consent of all the Statutory Auditors. In the case of such dismissal, such dismissal and reasons therefor shall be reported to the first General Meeting of Shareholders to be held after such dismissal.
     In addition, if it is identified as difficult for the accounting auditor to properly conduct audits as a result of any reason that may harm independence of the accounting auditor, the Board of Directors will submit an agenda concerning non-reappointment of such accounting auditor to a General Meeting of Shareholders with a consent of the Board of Statutory Auditors or upon a request of the Board of Statutory Auditors.

5. Systems and Policies of the Company
(1)
Systems to ensure that the duties of Directors are executed in compliance with laws and regulations and the Articles of Incorporation, and other systems necessary for ensuring that the company’s operation will be conducted appropriately

1.	Systems to ensure that the duties of Directors and employees are executed in compliance with laws and regulations and the Articles of Incorporation
(i)
The Board of Directors establishes the Code of Ethics and the Guidelines to the Code of Ethics as the principles for all Executives, and employees of the Makita Group and each of the Directors shall keep all Corporate Officers and employees informed of and in compliance with such ethics.

(ii)
In order to ensure corporate ethics and compliance, a system to discover problems within the Company is created by establishing consulting facility as well as Internal Reporting Policy. In addition, an inquiry window shall be established on the Company’s website to receive opinions and suggestions from outside the Company concerning accounting, internal controls and auditing.

(iii)	An Internal Audit Deparment is established that conducts internal audit as deemed necessary.
2.	Systems concerning the retention and management of information regarding the execution of duties by Directors
     Information regarding the execution of duties by Directors shall be appropriately kept and managed in accordance with internal regulations such as the Regulations of the Board of Directors and the Regulations on Corporate Approval. Directors and Statutory Auditors shall have access to such information.
3.	Rules and other systems for risk management
(i)
Each Director has the power and responsibility to build a risk management system in the Makita Group in the business areas of which they are in charge, and in the case where a significant event affecting the management of the Company arises, the Director shall report such event to the Board of Directors and Board of Statutory Auditors.

(ii)	Rules and guidelines on risk management regarding quality control, accident prevention, cash management and others, shall be established as necessary and operated by each department.
4.	Systems to ensure the efficient execution of Director’s duties
(i)
A regular meeting of the Board of Directors shall be held once a month and extraordinary meetings shall be held whenever necessary. In addition, pursuant to management policy decided by the Board of Directors, priority targets shall be established for each department in each fiscal year. Each Director shall execute his duty to accomplish relevant target and the Board of Directors shall oversight the progress and performance thereof.

(ii)
The Board of Directors establish standards concerning management structure and organization, positions, divisions of functions and duties and powers, which constitute the basis for implementing management policy, and operates business systematically and efficiently.

(iii)
The Board of Directors introduces the Corporate Officer system in order to promptly implement the Makita group strategy and strengthen the operational organization, and thereby make the business operation flexible and efficient.

5.	Systems to ensure the adequacy of business operations within the Makita Group
(i)
Each of all subsidiaries is under control of Directors who are in charge of such subsidiary and important management matters and matters concerning misconduct shall be reported appropriately to such Director in accordance with the Reporting Policy. The Director who is in charge of such subsidiary, upon receipt of such report, shall inform the Board of Directors of the status of supervision when necessary.

(ii)	The Board of Directors establish policies on documentation and assessment of internal controls of financial reporting of the Makita Group.

(iii)	In order to enhance the corporate governance of the Makita Group, Outside Directors shall be appointed.

(iv)
For supervision and review of internal control systems of the Makita Group by Statutory Auditors, a system shall be established for Statutory Auditors to cooperate with the Internal Audit Department and other related division and to receive report from Accounting Auditors.

6.	Matters concerning employees posted to assist the duties of the Statutory Auditors when the Statutory Auditors so require and such employees’ independence from Directors
Necessary personnel be posted to assist the duties of the Statutory Auditors. In order to ensure the independence of such employees from Directors, the consent of the Board of Statutory Auditors is required for the appointment and change of such employees.

7.	Systems in accordance with which the Directors and employees report to the Statutory Auditors and other systems concerning reports to the Statutory Auditors
(i)
Directors, Corporate Officers and employees shall report to the Statutory Auditors with respect to matters that may cause significant damage to the Company, important management matters, matters concerning misconduct, status of structures and operation of the internal control system, and the operation of internal hotline system and the results of reports received under such system.

(ii)
The Company shall prepare a system that enables the Statutory Auditors to request reports from Directors, Corporate Officers and employees when necessary and that the Board of Statutory Auditors to exchange opinions with the Directors and Accounting Auditors.

8.	Other systems to ensure that audits by the Statutory Auditors will be conducted effectively
(i)
In order to enhance the supervisory function of the Board of Statutory Auditors over Accounting Auditors, “Policies and Procedures concerning Prior Approval of Auditing and Non-Auditing Services” shall be established. In addition, to ensure that audits by the Statutory Auditors will be conducted effectively, audit shall be conducted in accordance with standards for audit by Statutory Auditors.

(ii)	Full amount of the compensation to Statutory Auditors shall be fixed so that the independence of the Statutory Auditors can be secured.
9.	Systems to ensure elimination of antisocial forces
     From the viewpoint of corporate social responsibility, Makita will consistently take a resolute stance against involvement in, and have absolutely no relationship with, the activities of antisocial forces that may threaten the order and the security of civil society.
(i)
The Company’s policy of “no intervention by antisocial forces has been permitted” is publicly announced, both internally and outside the Company, by expressly stipulating such in the management policy/quality policy and by displaying such on the Company’s homepage.

(ii)
Ban on transactions with antisocial forces are expressly stated in the “Guidelines to the Code of Ethics for Makita”, which prescribes the standards for officer and employee conduct applicable in the execution of their tasks. Each Director shall keep all Corporate Officers and employees informed of and in compliance with such prohibition.

(iii)
The Company has been liaising closely with the police and external related organizations, including the Foundation for Aichi Residents’ Conference for Violence, and endeavors to prevent any involvement in activities of antisocial forces, any damage caused thereby, and others.

(iv)
In addition to collecting information relevant to activities of antisocial forces from the police and external related organizations, the Company voluntarily participates in seminars. Also, the Company endeavors to share information within the Company and related departments of Makita.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2009)
(Millions of Yen)

(Assets)		(Liabilities)

Current assets	240,403	Current liabilities	40,817

Cash and cash equivalents	34,215	Short-term borrowings	239

Time deposits	2,623	Trade notes and accounts payable	14,820

Marketable securities	29,470	Accrued payroll	7,361

Trade receivables-		Accrued expenses and other	15,575

Notes	2,611	Income taxes payable	2,772

Accounts	43,078	Deferred income taxes	50

Less- Allowance for doubtful receivables	(1,129)

Inventories	111,002	Long-term liabilities	10,081

Deferred income taxes	7,264	Long-term indebtedness	818

Prepaid expenses and other current assets	11,269	Accrued retirement and termination benefits	7,116

Property, plant and equipment, at cost	72,696	Deferred income taxes	548

Land	18,173	Other liabilities	1,599

Buildings and improvements	65,223

Machinery and equipment	74,458	(Minority interests)

Construction in progress	4,516	Minority interests	2,261

Less- Accumulated depreciation	(89,674)

		(Shareholders’ equity)

Investments and other assets	23,545	Common stock	23,805

Investment securities	11,290	Additional paid-in capital	45,420

Goodwill	1,987	Legal reserve and retained earnings	263,156

		Legal reserve	5,669

		Retained earnings	257,487

Other intangible assets, net	2,280	Accumulated other comprehensive Income (loss)	(42,461)

Deferred income taxes	5,050

Other assets	2,938	Treasury stock, at cost	(6,435)

		Total shareholders’ equity	283,485

Total assets	336,644	Total liabilities, minority interests and	336,644
		shareholders’ equity

CONSOLIDATED STATEMENT OF INCOME
(From April 1, 2008 to March 31, 2009)
(Millions of Yen)

Net sales		294,034

Cost of sales		170,894

Gross profit		123,140

Selling, general and administrative expenses		73,065

Operating income		50,075

Other income (expenses):

Interest and dividend income	1,562

Interest expense	(236)

Exchange losses on foreign currency transactions, net	(3,408)

Realized losses on securities, net	(3,548)

Other, net	(428)	(6,058)

Income before income taxes		44,017

Provision for income taxes:

Current	11,277

Deferred	(546)	10,731

Net income		33,286

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(From April 1, 2008 to March 31, 2009)
(Millions of Yen)

Common stock:

Beginning balance	23,805

Ending balance	23,805

Additional paid-in capital:

Beginning balance	45,753

Retirement of treasury stock	(329)

Disposal of treasury stock	(4)

Ending balance	45,420

Legal reserve

Beginning balance	5,669

Ending balance	5,669

Retained earnings:

Beginning balance	249,191

Cash dividends	(13,855)

Retirement of treasury stock	(11,135)

Net income	33,286

Ending balance	257,487

Accumulated other comprehensive income (loss):

Beginning balance	(7,657)

Other comprehensive income (loss) for the year	(34,804)

Ending balance	(42,461)

Treasury stock, at cost:

Beginning balance	(263)

Purchases	(17,655)

Retirement	11,464

Disposal	19

Ending balance	(6,435)

Total shareholders’ equity	283,485

Notes to Consolidated Financial Statements
Important Basic Matters for Preparation of Consolidated Financial Statements
Scope of consolidation
Number of consolidated subsidiaries: 48
Major subsidiaries are as follows:
Makita U.S.A. Inc., Makita Corporation of America,
Makita (U.K.) Ltd., Makita France SAS,
Makita Werkzeug GmbH (Germany),
Makita Oy (Finland),
Makita (China) Co., Ltd., Makita (Kunshan) Co., Ltd.,
Makita Australia Pty Ltd., etc.
Number of equity method affiliates: 1
Significant Accounting Policies
1. Basis of presentation
The consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) pursuant to the provision of paragraph 1 of Article 120 of the Ordinance for Corporate Accounting. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.
2. Valuation of securities
The Company conforms with Statement of Financial Accounting Standards (“SFAS”) No.115 “Accounting for Certain Investments in Debt and Equity Securities.”
Held-to-maturity securities:	Amortized cost

Available-for-sale securities:	Fair market value as of fiscal year-end All valuation allowances are credited to shareholders’ equity. The cost of securities sold is based on the moving-average method.
3. Valuation of inventories
Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method. Inventory costs include raw materials, labor and manufacturing overheads.
4. Depreciation method of fixed assets
Tangible fixed assets:
Depreciation of tangible fixed assets of the Company is computed by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.

Goodwill and other intangible assets:
In accordance with SFAS No.142 “Goodwill and Other Intangible Fixed Assets,” impairment testing is carried out at least once a year and at the time of the event which shows the possibility of impairment occurring, with regard to other intangible fixed assets for which goodwill or service life cannot be established. Amortization is performed using the straight-line method with regard to other intangible fixed assets that have clearly established years of service.

5. Allowances
Allowance for doubtful receivables:
The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance. Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables.

Retirement and termination allowances:
In accordance with SFAS No.87 “Employers’ Accounting for Pensions” and SFAS No.158 “ Employers’ Accounting For Defined Benefit Pension and Other Postretirement Plans,” pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date.
Each overfunded plans and postretirement plans are recognized as an asset and each underfunded plan and postretirement plans are recognized as a liability.
Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees.
Unrecognized actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the fair value of plan assets by the straight-line method over the average remaining service period of employees.

6. Consumption tax is accounted for by allocation separately from related sales and purchase accounts.
Notes to Consolidated Balance Sheet
1.
Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized holding gains on available-for-sale securities, and minimum pension liability adjustment.

2.	Guarantee (contingent liabilities): 100 million yen

3.	Notes receivable discounted: 481 million yen

Notes to Consolidated Statement of Shareholders’ Equity
1. Matter regarding shares issued

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	144,008,760 shares	-	4,000,000 shares	140,008,760 shares

(Reasons for the change)
The reason for the decrease is the retirement of tresury stock:4,000,000 shares
2. Matter regarding treasury stock

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	235,135 shares	6,014,938 shares	4,005,318 shares	2,244,755 shares

(Reasons for the change)
The reason for the increase is the purchases of treasury stock: 6,000,000 shares, and the purchases of fractional shares:14,938 shares.
The reasons for the decrease are the retirement of treasury stock: 4,000,000 shares, and the sales of fractional shares: 5,318 shares.
Notes to Information Per Share

Shareholders’ equity per share	2,057.76	yen

Shareholders’ equity per share attributable to common stock was computed based on following;
Shareholders’ equity in the balance sheet	283,485	million yen
Shareholders’ equity available to common stock	283,485	million yen
Number of shares outstanding (excluding treasury stock) as of March 31, 2009	137,764,005	shares

Net income per share	236.88	yen

Net income per share attributable to common stock was computed based on following;
Net income in the statement of income	33,286	million yen
Net income available to common stock	33,286	million yen
Average number of outstanding shares of common stock	140,518,582	shares

BALANCE SHEET
(As of March 31, 2009)

			(Millions of Yen)

(Assets)		(Liabilities)

Current assets	76,978	Current liabilities	13,872

Cash and time deposits	1,645	Trade notes payable	324

Trade notes receivable	288	Trade accounts payable	4,104

Trade accounts receivable	17,513	Other accounts payable	1,997

Marketable securities	21,337	Corporate and inhabitant income taxes payable	354

Finished goods and merchandise	9,801	Accrued expenses	4,642

Work-in-process	1,338	Allowance for officers bonuses	128

Raw materials and supplies	1,831	Allowance for product warranties	278

Short-term loans receivable	18,965	Other current liabilities	2,045

Deferred tax assets	2,366	Long-term liabilities	640

Other current assets	1,907	Retirement and termination allowances	190

Allowance for doubtful accounts	(13)	Estimated retirement allowances for directors and statutory auditors	450

Fixed assets	151,524

Tangible fixed assets	40,413

Buildings	19,553

Structures	744	Total liabilities	14,512

Machinery and equipment	2,977

Vehicles and transportation equipment	41	(Net assets)

Tools, furniture and fixtures	2,435	Shareholders’ equity	212,622

Land	12,813	Common stock	24,206

Construction in progress	1,850	Capital surplus	47,525

Intangible fixed assets	990	Additional paid-in capital	47,525

Software	530	Retained earnings	147,327

Goodwill	180	Legal reserve	5,669

Other intangible fixed assets	280	Other retained earnings	141,658

Investment and other assets	110,121	Reserve for dividend	750

Investment securities	19,422	Reserve for technical research	1,500

Stocks of affiliates	57,335	Reserve for deduction entries	999

Investment in affiliates	23,997	General reserves	85,000

Long-term loans receivable	60	Retained earnings carried forward	53,409

Long-term time deposits	2,200	Treasury stock	(6,436)

Lease deposits	380	Difference of valuation and translation	1,368

Prepaid pension expenses	5,138	Net unrealized gains on securities	1,368

Deferred tax assets	1,550

Other investments	56	Total net assets	213,990

Allowance for doubtful accounts	(17)

Total assets	228,502	Total liabilities and net assets	228,502

STATEMENT OF INCOME
(From April 1, 2008 to March 31, 2009)
(Millions of Yen)

Net sales		113,976

Cost of sales		79,559

Gross profit		34,417

Selling, general, administrative and other expenses		26,935

Operating income		7,482

Non-operating income

Interest and dividend income	10,147

Other non-operating income	1,010	11,157

Non-operating expense

Exchange losses on foreign currency transactions	868

Other non-operating expense	40	908

Ordinary profit		17,731

Special profit

Gains on the sale of fixed assets	2

Gains on the sale of investment securities	157

Gains on liquidation of subsidaries	318	477

Special loss

Losses on the sale and disposal of properties	416

Unrealized losses on securities	37

Unrealized losses on investment securities	3,214

Loss on liquidation of subsidaries	27	3,694

Income before income taxes		14,514

Tax provision, current	1,046

Tax provision, deferred	(161)	885

Net income		13,629

STATEMENT OF CHANGES IN NET ASSETS
(From April 1, 2008 to March 31, 2009)
(Millions of Yen)

Shareholders’ equity
Common stock
Beginning balance	24,206

Ending balance	24,206

Capital surplus
Additional paid-in capital
Beginning balance	47,525

Ending balance	47,525

Other additional paid-in capital
Beginning balance	333
Changes in the term
Retirement of treasury stock	(329)
Disposal of treasury stock	(4)

Total Changes in the term	(333)

Ending balance	—

Total capital surplus
Beginning balance	47,858
Changes in the term
Retirement of treasury stock	(329)
Disposal of treasury stock	(4)

Total changes in the term	(333)

Ending balance	47,525

Retained earnings
Legal reserve
Beginning balance	5,669

Ending balance	5,669

Other retained earnings
Reserve for dividend
Beginning balance	750

Ending balance	750

Reserve for technical research
Beginning balance	1,500

Ending balance	1,500

(Millions of Yen)

Reserve for deduction entries
Beginning balance	1,045
Changes in the term
Reversal of reserve for advanced depreciation	(46)

Total changes in the term	(46)

Ending balance	999

General reserves
Beginning balance	85,000

Ending balance	85,000

Retained earnings carried forward
Beginning balance	64,725
Changes in the term
Reversal of reserve for advanced depreciation	46
Dividends from surplus	(13,856)
Net income	13,629
Retirement of treasury stock	(11,135)
Disposal of treasury stock	0

Total changes in the term	(11,316)

Ending balance	53,409

Total retained earnings
Beginning balance	158,689
Changes in the term
Dividends from surplus	(13,856)
Net income	13,629
Retirement of treasury stock	(11,135)
Disposal of treasury stock	0

Total changes in the term	(11,362)

Ending balance	147,327

Treasury stock
Beginning balance	(264)
Changes in the term
Purchase of treasury stock	(17,655)
Retirement of treasury stock	11,464
Disposal of treasury stock	19

Total changes in the term	(6,172)

Ending balance	(6,436)

(Millions of Yen)

Total shareholders’ equity
Beginning balance	230,489
Changes in the term
Dividends from surplus	(13,856)
Net income	13,629
Purchase of treasury stock	(17,655)
Disposal of treasury stock	15

Total changes in the term	(17,867)

Ending balance	212,622

Difference of revaluation and translation
Net unrealized gains or securities
Beginning balance	4,888
Changes in the term
Net change of items other than share holders’ equity	(3,520)

Total changes in the term	(3,520)

Ending balance	1,368

Total difference of valuation and translation
Beginning balance	4,888
Changes in the term
Net change of items other than share holders’ equity	(3,520)

Total changes in the term	(3,520)

Ending balance	1,368

Total net assets
Beginning balance	235,377
Changes in the term
Dividends from surplus	(13,856)
Net income	13,629
Purchase of treasury stock	(17,655)
Retirement of treasury stock	—
Disposal of treasury stock	15
Net change of items other than share holders’ equity	(3,520)

Total changes in the term	(21,387)

Ending balance	213,990

Notes to Non-consolidated Financial Statements
     Significant Accounting Policies
1. Valuation of securities

Held-to-maturity securities:	Amortized cost (Straight-line method)
Stocks of subsidiaries:	At moving-average cost
Available-for-sale securities
Those having fair market value:	Fair market value as of fiscal year-end
All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
Those having no fair market value:	At moving-average cost
2. Valuation of net assets and liabilities accrued from derivative transactions:

Fair market value as of fiscal year-end
3. Valuation of inventories

Inventories are valued at the lower of cost or market price.
Finished goods, merchandise, work in process, and raw materials:
At the lower of average cost or market
Supplies:	At the lower of latest purchase cost or market
4. Depreciation method of fixed assets

Tangible fixed assets:	Declining-balance method
(Excluding Lease assets)	However, buildings acquired on or after April 1, 1998, (excluding fixtures) are depreciated on the straight-line method.
Estimated life:
	Buildings:	38 to 50 years
	Machinery and equipment:	7 to 10 years
(Additional Information)

Traditionally, the Company has set the estimated service life of machinery and equipment at 10 years. From the current fiscal year, the estimated service life of some kinds of machinery and equipment has been changed to seven to ten years. These changes in estimated service life were in response to taxation system revisions implemented in fiscal 2008 (“Revision of the Corporation Tax Law” (the Law Concerning Revision of Part of the Income Tax Law and Other Law, Law No. 23, April 30, 2008)). As a result, operating income, ordinary income and net income before income tax were each 165 million yen less than as calculated using the former estimated service life.

Intangible fixed assets:	Straight-line method
(Excluding Lease assets)	Goodwill is amortized uniformly over a five-year period.
Software for internal use is depreciated on the straight-line method over its estimated useful life (five years).

Lease assets:
Lease assets relating to finance lease transactions, excluding those whose ownership is transferred to the lessee upon lease expiration, are depreciated by the straight-line method over the lease term with no residual value, the lease term being regarded as the estimated asset service life. Finance lease transactions whose lease transaction commenced on and before March 31, 2008, excluding those in which the ownership of the lease asset is transferred to the lessee upon expiration of the lease, are accounted for by the accounting method used for ordinary lease transactions.

5. Allowances

Allowance for doubtful accounts:
The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.

Allowance for officers bonuses:	In preparation for the anticipated payment of bonuses to directors, we appropriated the amount estimated to pay for the term.
Allowance for product warranties:	In preparation for the payment of product after-service and free post-sale repair services, we appropriated the projected amount based on actual payment in the past.
Retirement and termination allowances:
To be prepared for employee retirement, pension costs during the year are reserved based on projected benefit obligations and plan assets. Past service liabilities are amortized by the straight-line method over the average remaining employment period. Actuarial differences are amortized starting immediately after the year of accruement by the straight-line method over the average remaining employment period.

Estimated retirement allowances for directors and statutory auditors:

The Company terminated the retirement allowance plan for directors and statutory auditors as of the end of the Ordinary General Meeting of Shareholders held on June 29, 2006. The balance of the term end is the amount of the reserve for the period of office served until abolition of the plan by those current directors (excluding outside director) and statutory auditors who served until June 29, 2006.

6. Consumption tax is accounted for by allocation separately from related sales and purchase accounts.

7. Changes in accounting policies	(Accounting Standards for Lease Transactions etc.)

During and before fiscal 2007, finance lease transactions, excluding those in which ownership of the lease asset is transferred to the lessee upon expiration of the lease, had been accounted for by the accounting method used for ordinary lease transactions. From fiscal 2008, Makita adopted the “Accounting Standards for Lease Transactions’ (Corporate Accounting Standards No. 13, issued by the First Section of the Corporate Accounting Committee on June 17, 1993, revised on March 30, 2007) and the “Guide for Adopting the Accounting Standards for Lease Transactions” (Corporate Accounting Standards Adoption Guide No. 16, issued by the Accounting System Committee of the Japanese Institute of Certified Public Accountants on January 18, 1994, revised on March 30, 2007). Accordingly, these lease transactions are accounted for by the accounting method used for ordinary sales transactions.

Finance lease transactions whose lease transaction commenced on and before March 31, 2008, excluding those in which the ownership of the lease asset is transferred to the lessee upon expiration of the lease, are accounted for by the accounting method used for ordinary lease transactions.

During the current fiscal year, no lease transaction commenced on or after April 1, 2008 that must be accounted for by the accounting method used for ordinary sales transactions.
This revision had no impact on operating income, ordinary income or net income before income tax for the year.

(valuation of inventories)

From the current fiscal year, Makita adopted the “Accounting Standards for Inventory Valuation” (Corporate Accounting Standards No. 9, published on July 5, 2006). This adoption had no impact on operating income, ordinary income or net income before income tax for the year. This revision had no impact on operating income, ordinary income or net income before income tax for the year.

8. Restatement/ reclassification
The “Right of facility use” (balance at current year-end: 35 million yen) that until the previous year has been reported in a separate line under the “Intangible Fixed Asset” category is included in the “Other intangible fixed assets” account from the current fiscal year because, its significance in terms of economic value has diminished.

Notes to Balance Sheet

1. Accumulated depreciation on tangible fixed assets:
Buildings	19,871 million yen
Structures	1,781 million yen
Machinery and equipment	14,010 million yen
Vehicles and transportation equipment	363 million yen
Tools, furniture and fixtures	25,156 million yen

Total	61,181 million yen

2. Guarantee (contingent liabilities):
Makita U.S.A. Inc.	4,912 million yen
Others	110 million yen

Total	5,022 million yen

3. Receivables and payables for affiliates:
Short-term receivables	27,766 million yen
Short-term payables	2,520 million yen

Notes to Statement of Income

Transactions with affiliates
Amount of operating transactions
Sales	52,844 million yen
Purchases	16,422 million yen
Amount of non-operating transactions	11,437 million yen

Notes to Statement of Changes in Net Assets
          1. Matter regarding shares issued

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	144,008,760 shares	-	4,000,000 shares	140,008,760 shares

(Reasons for the change)
     The reason for the decrease is the retirement of treasury stock: 4,000,000 shares
          2. Matter regarding treasury stock

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	235,135 shares	6,014,938 shares	4,005,318 shares	2,244,755 shares

(Reasons for the change)
     The reason for the increase is the purchases of treasury stock: 6,000,000 shares, and the purchases fractional shares: 14,938 shares.
     The reasons for the decrease are the retirement of treasury stock: 4,000,000 shares, and the sales of fractional shares: 5,318 shares.
          3. Matter regarding subscription rights
                    There is nothing for this item.
          4. Matter regarding dividend distribution
                    (1) Amount of dividend distribution

Resolution	Kind of shares	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2008	Common stock	9,633	67	March 31, 2008	June 27, 2008
Board of Directors’ meeting held on October 31, 2008	Common stock	4,233	30	September 30, 2008	November 27, 2008

                    (2) Although the record date falls in the term, some dividends become effective during the following term.

Scheduled resolution	Kind of shares	Dividend resource	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 25, 2009	Common stock	Retained earnings	6,888	50	March 31, 2009	June 26, 2009

Notes to Tax Effect Accounting
               The main reasons for deferred tax assets and liabilities are as follows:

Short-term deferred tax assets
Accrued expenses	1,589	million yen
Inventories	421	million yen
Others	356	million yen

Net amount of short-term deferred tax assets	2,366	million yen

Long-term deferred tax assets
Unrealized losses on securities	3,125	million yen
Excess in depreciation	1,243	million yen
Others	1,789	million yen

Subtotal	6,157	million yen
Allowance account	(1,050)	million yen

Total	5,107	million yen

Long-term deferred tax liabilities
Difference in revaluation of securities	(912)	million yen
Advanced depreciation	(666)	million yen
Retirement and termination allowances	(1,979)	million yen

Total	(3,557)	million yen

Net amount of long-term deferred tax liabilities	1,550	million yen

Major items causing the significant difference between the statutory effective income tax rate applicable to the Company and the rates of tax burden after the adoption of tax effect accounting are as follows:

Statutory effective tax rate (Reconciliations)	40.0%
Deduction of deemed foreign taxes	(30.8%)

Deduction of indirect	(4.4%)

Dividend income and other permanently non-taxable income	(0.9%)
Other	2.2%

Tax burden rates after tax effect accounting	6.1%

Notes to Finance leases excluding the leases where ownership is transferred to the lessee which had been contracted before the first year of adoption of “Accounting Standards for Lease Transactions”
     1. Amount equivalent to acquisition cost, accumulated depreciation and balance at end of the term for leased assets
(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Balance at end of the term
Tools, furniture and fixtures	13	11	2

     2. Amount equivalent to balance at end of the term for unexpired leases

Within one year	3	million yen
Over one year	-

Total	3	million yen
     3. Amount of lease paid, equivalent amount of depreciation and interest expense

Lease paid	5	million yen
Depreciation	4	million yen
Interest expense	0	million yen
     4. Method for calculating the equivalent amount of depreciation
The lease period is considered the service life, using the straight-line method such that zero is the salvage value at end of the lease period.
     5. Method for calculating the equivalent amount of interest expense
The difference between the total amount of the lease and the amount to acquire the leased items is treated as the amount equivalent to interest expense. It is applied to each term in accordance with the interest calculation method.

Notes to Transactions with Affiliates
     1. Directors and primary individual shareholders

Attribute	Directors and their relatives	Companies which directors and their relatives own the majority of voting rights (including the subsidiaries of such companies)

Corporate name	JTEKT Corporation	TOA Co., Ltd. (Note 2)	Maruwa, Ltd. (Note 3)

Address	-	Okazaki City, Aichi Prefecture	Okazaki City, Aichi Prefecture

Capital stock (millions of yen)	-	50	24

Principal business or position	Director of the Company (President and Representative Director of JTEKT Corporation)	Design, manufacture and distribution of automatic regulators	Real estate business

Owning and owned ratio of voting rights (%)	Direct owning ratio: 0.0 Direct owned ratio: 0.1	Direct owned ratio: 0.0	Direct owned ratio: 2.4

Relationship with affiliates	Purchase of production equipment	Purchase of production equipment Concurrently serving as a director	Advertising Concurrently serving as a director

Principal transactions	Purchase of production equipment (Note 1)	Purchase of production equipment (Note 1)	Advertising (Note 1)

Transaction amount (millions of yen) (Note 4)	129	109	2

Account title	Other accounts payable	Other accounts payable	-

Balance at end of the term (millions of yen) (Note 4)	4	5	-

          Terms of transactions and the policy to decide the terms
(Note 1)	The terms of the transactions with JTEKT Corporation, TOA Co., Ltd. and Maruwa, Ltd. are the same as those other general transactions.

(Note 2)	Masahiko Goto, President and Representative Director of the Company, and his relatives own 100% of voting rights of TOA Co., Ltd.

(Note 3)	Masahiko Goto, President and Representative Director of the Company, and his relatives own 74.2% of voting rights of Maruwa, Ltd.

(Note 4)	The above stated transaction amount do not include consumption tax, and that balance at end of the term includes consumption tax.

2. Subsidiaries

Attribute	Subsidiaries

Corporate name	Makita U.S.A. Inc.			Dolmar GmbH (Germany)		Makita Gulf FZE (UAE)

Owning and owned ratio of voting rights (%)	Direct owning ratio: 100.0			Direct owning ratio: 1.0 Indirect owning ratio: 99.0		Direct owning ratio: 100.0

Relationship with affiliates	Debt guarantee Money loan Concurrently serving as a director (Number of directors: 1)			Money loan Concurrently serving as a director (Number of directors: 1)		Money loan Concurrently serving as a director (Number of directors: 1)

Principal transactions	Debt guarantee (Note 1)	Money loan (Note 2)	Collection of loan	Money loan (Note 2)	Collection of loan	Money loan (Note 2)	Collection of loan

Transaction amount (millions of yen) (Note 3)	4,912	12,415	14,466	4,833	4,049	4,983	2,762

Account title	-	Short-term loans receivable		Short-term loans receivable		Short-term loans receivable

Balance at end of the term (millions of yen) (Note 3)	-	2,259		2,272		4,912

Attribute	Subsidiaries

Corporate name	Makita Do Brazil Ltda.	Makita Oy (Finland)

Owning and owned ratio of voting rights (%)	Direct owning ratio: 99.9	Indirect owing ratio: 100.0

Relationship with affiliates	Money loan Concurrently serving as a director (Number of directors: 1)	Money loan Concurrently serving as a director (Number of direction: 1)

Principal transactions	Money loan	Money loan

Transaction amount (millions of yen) (Note 3)	5,157	2,128

Account title	Short-term loans receivable	Short-term loans receivable

Balance at end of the term (millions of yen) (Note 3)	5,047	2,337

          Terms of transactions and the policy to decide the terms
(Note 1)	For Makita U.S.A. Inc., we have guaranteed liabilities up to 50 million US dollars. (No time limit)

(Note 2)	Regarding money loan, we decide upon reasonable rates of interest, considering the prevailing market rate. We have not taken collateral.

(Note 3)	Consumption tax is not included in the transaction amount and the balance at end of the term.

Notes to Information Per Share

Net assets per share	1,553.31	yen
Net assets per share attributable to common stock was computed based on following;
Total net assets in the balance sheet	213,990	million yen
Net assets available to common stock	213,990	million yen
Number of shares outstanding (excluding treasury stock) as of March 31, 2008	137,764,005	shares
Net income per share	96.99	yen
Net income per share attributable to common stock was computed based on following;
Net income	13,629	million yen
Net income available to common stock	13,629	million yen
Average number of outstanding shares of common stock	140,518,582	shares

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 22, 2009
The Board of Directors
Makita Corporation
KPMG AZSA & Co.
Noriaki Habuto
Designated and Engagement Partner
Certified Public Accountant
Masaru Yamakawa
Designated and Engagement Partner
Certified Public Accountant
Hisashi Ohkita
Designated and Engagement Partner
Certified Public Accountant
  We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ equity and footnotes of Makita Corporation for the year from April 1, 2008 to March 31, 2009 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
  We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
  In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Makita Corporation and consolidated subsidiaries as of March 31, 2009 and the consolidated results of their operations for the year then ended, in conformity with the Article 120(1) of the regulation on the Corporate Law and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 1, Significant Accounting Policies, Notes to Consolidated Financial Statements).
  Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 22, 2009
The Board of Directors
Makita Corporation
KPMG AZSA & Co.
Noriaki Habuto
Designated and Engagement Partner
Certified Public Accountant
Masaru Yamakawa
Designated and Engagement Partner
Certified Public Accountant
Hisashi Ohkita
Designated and Engagement Partner
Certified Public Accountant
We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Makita Corporation as of March 31, 2009 and for the 97th business year from April 1, 2008 to March 31, 2009 in accordance with Article 436(2)of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Makita Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

English Translation of the Audit Report of Board of Statutory Auditors Originally Issued in Japanese Language
AUDIT REPORT
          The Board of Statutory Auditors, having discussed with each other based on the audit reports prepared by each Statutory Auditor regarding the performance of duties of Directors during the 97th fiscal period, from April 1, 2008 to March 31, 2009, does hereby report the results of their audit as follows:
1. Auditing Method Employed by Statutory Auditors and Board of Statutory Auditors and Details Thereof
     The Board of Statutory Auditors established the audit policy and duties of each Statutory Auditor, received reports from each Statutory Auditor on the execution of audits and results thereof and received reports from Directors and other related persons and Accounting Auditors on the performance of their duties, and, when necessary, requested explanations.
     In conformity with the auditing standards for the Statutory Auditors established by the Board of Statutory Auditors and in accordance with the audit policy and the duties assigned to each Statutory Auditor by the Board of Statutory Auditors, each Statutory Auditor has had communication with Directors, employees such as a staff of Internal Auditing Office and other related persons and endeavored to gather information and create an improved environment for auditing. Each Statutory Auditor also attended meetings of the Board of Directors and other important meetings, received from Directors, employees and other related persons reports on the performance of their duties, and, when necessary, requested explanations. Each Statutory Auditor also inspected the important documents and examined the status of operations and properties at the head office and the principal offices of the Company. The Statutory Auditors monitored and examined the contents of resolutions by the Board of Directors regarding establishment of the systems to ensure that the duties of Directors are executed in compliance with laws and regulations and the Articles of Incorporation, and other systems as provided for in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Company Law of Japan necessary for ensuring that the company’s operation will be conducted appropriately (Internal Control System) and the status of such system being established in accordance with such resolutions. As for the subsidiaries of the Company, the Statutory Auditors, having communication with the directors and statutory auditors and other related persons of the subsidiaries and sharing information among them, received reports from such subsidiaries as necessary. According to the foregoing method, we examined the business report and the accompanying supplemental schedules for this fiscal year.
     In addition, the Statutory Auditors also monitored and examined whether the Accounting Auditors maintain their independence and conduct their audits in an appropriate manner. The Statutory Auditors received reports from the Accounting Auditors on the performance of their duties and, when necessary, requested their explanations. The Statutory Auditors also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of the duties of the accounting auditors” (as set forth in Items of Article 131 of the Ordinance for Corporate Accounting) in compliance with the “Quality Control Standard for Auditing” (adopted by the Business Accounting Council on October 28, 2005). The Statutory Auditors requested explanations on such notifications as necessary. According to the foregoing method, the Statutory Auditors reviewed the financial statements for this fiscal year (balance sheet, statement of income, statement of changes in net assets and notes to non-consolidated financial statements) and the accompanying supplemental schedules and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and notes to consolidated financial statements).
2. Results of Audit
(1) Results of Audit of the Business Report and Others
A.
We confirm that the business report and the accompanying supplemental schedules present fairly the status of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.
We confirm that there are no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of the duties of the Directors.

C.
We confirm that the substance of the resolutions by the Board of Directors regarding establishment of Internal Control System is appropriate. We do not see anything to be pointed out on the performance of the Directors regarding the Internal Control System.

(2) Results of Audit of the Financial Statements and the Accompanying Supplemental Schedules
               We confirm that the method and the results of the audit conducted by KPMG AZSA & Co., the Accounting Auditors, are appropriate.
(3) Results of Audit of the Consolidated Financial Statements
               We confirm that the method and the results of the audit conducted by KPMG AZSA & Co., the Accounting Auditors, are appropriate.
May 26, 2009
Board of Statutory Auditors
Makita Corporation
Toshihito Yamazoe
Standing Statutory Auditor
Hisatsune Haruhito
Standing Statutory Auditor
(Outside Statutory Auditor)
Masafumi Nakamura
Outside Statutory Auditor
Michiyuki Kondo
Outside Statutory Auditor

REFERENCE DOCUMENT
Propositions and explanatory information
     Agenda Item No. 1: Appropriations of Surplus
          The Company makes it its basic policy for profit distribution to propose the dividends with a target consolidated dividend payout ratio of at least 30% of net income, with a minimum amount for annual total dividends at 18 yen per share; provided, however, that if special circumstances arise, the amount of dividends will be determined based on consolidated net income after certain adjustments reflecting such circumstances.
          For the term under review, taking into consideration this basic policy, the future business environment and the business strategy, it is proposed that the surplus be appropriated as follows.
1. Matters on allocation of dividends to shareholders and total amount of allocation
          50 yen per share of common stock
          Total amount: 6,888,200,250 yen
2. Effective date of dividend payment
          June 26, 2009
          The total dividends for the term under review shall amount to 80 yen per share which include interim dividends in the amount of 30 yen per share.

Agenda Item No.2: Partial amendment to the Articles of Incorporaiton
     1. Reasons for the amendment
(1)
In light of the present status that the Company is strengthening the business area of gardening equipments, it is proposed that new business purposes be added in Article 2 of the Articles of Incorporation.

(2)
Upon the enactment of the Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and other Securities for the Purpose of Streamlining the Settlement for Trade of Stocks and Other Securities (Law No. 88, 2004) as from January 5, 2009, shares of all Japanese listed companies have been uniformly subject to a new central book-entry transfer system (i.e., stock dematerialization).

As the provisions in the Articles of Incorporation concerning issuance of share certificates are deemed to be deleted as a result of the above enactment, it is proposed that such provisions be deleted, the renumbering of subsequent articles be made accordingly and necessary amendments be made to the Articles of Incorporation, including amending and adding the other words. In addition, it is also proposed that the Addendum be added which provides tentative measures concerning affairs of the register of lost share certificates.

     2. Detail of the amendment
The detail of the amendments as follows
(Changes are underlined)

Current Text	Proposed Amendment
Article 2. (Purpose)	Article 2. (Purpose)

The purposes of the Company shall be to engage in the following businesses:	The purposes of the Company shall be to engage in the following businesses:
1. Manufacture and sale of machine tools including electric power tools, pneumatic tools etc., and wood-working tools;	1. Manufacture and sale of machine tools including electric power tools, pneumatic tools and engine-powered tools, etc., and wood-working tools;
2. Manufacture and sale of electric machinery and equipment, and various other machinery and equipment;	2. Manufacture and sale of electric machinery and equipment, gardening machinery and various other machinery and equipment;
3. -10.	3. -10.
[Omitted]	[Not amended]

Article 7. (Issuance of share certificates)
The Company shall issue share certificates that represent its issued shares.	[Deleted]

Article 8. [Omitted]	Article 7. [Not amended]

Article 9. (Number of shares constituting one unit and non-issuance of certificates for shares constituting less than a full unit)	Article 8. (Number of shares constituting one unit)

(1) The number of shares of the Company constituting one unit of shares shall be one hundred (100).	(1) The number of shares of the Company constituting one unit of shares shall be one hundred (100).

(2) Notwithstanding Article 7, the Company shall not issue any certificates for shares constituting less than a full unit, unless otherwise provided for in the Share Handling Regulations.	[Deleted]

Current Text	Proposed Amendment
Article 10. (Sale of shares constituting less than a full unit)	Article 9. (Sale of shares constituting less than a full unit)

A shareholder (including a beneficial shareholder; hereinafter the same being applicable) holding shares constituting less than a full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than a full unit, constitute a full unit of shares in accordance with the provisions of the share handling regulations.

A shareholder holding shares constituting less than a full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than a full unit, constitute a full unit of shares in accordance with the provisions of the share handling regulations.

Article 11. (Transfer agent)	Article 10. (Transfer agent)
(1) The Company shall appoint a transfer agent.	(1) The Company shall appoint a transfer agent.
(2) The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.	(2) The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.

(3) The transfer agent shall prepare and keep the register of shareholders (including the register of beneficial shareholders; hereinafter the same being applicable), the register of stock acquisition rights and the register of lost share certificates of the Company, and the business pertaining to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates shall be handled by the transfer agent and the Company shall not handle these matters.

(3) The transfer agent shall prepare and keep the register of shareholders and the register of stock acquisition rights, and the business pertaining to the register of shareholders and the register of stock acquisition rights shall be handled by the transfer agent and the Company shall not handle these matters.

Article 12. –39.	Article 11. –38.
[Omitted]	[Not amended]
(Addendum)

Article 1.
[New Article]	The Company shall delegate to the transfer agent the business such as preparing and keeping the register of lost share certificates, and shall not handle the above matters directly.

Article 2.
[New Article]	The provisions of Article 1 and Article 2 of this Addendum shall be in no effect and deleted automatically as of January 6, 2010.

Agenda Item No. 3: Election of 11 Directors
The term of offices of all 14 Directors will have expired at the conclusion of this General Shareholders’ Meeting.
The Company will introduce the Corporate Officer system in order to promptly implement the Makita group strategy and strengthen the operational organization. We would like to propose the election of 11 Directors (including one Outside Director), which means reduction in the number of Directors by three from the current one.
The candidates are as follows:

			Number of the
Candidate	Name	Brief personal background, title and position at the Company	Company’s
Number	(Date of birth)	and representative status in other companies	shares held
1	Masahiko Goto (November 16, 1946)	March 1971: Joined the Company May 1984: Director, Manager of Corporate Planning Department July 1987: Managing Director, General Manager of Administration Headquarters May 1989 up to the present: President and Representative Director	1,988,643
2	Yasuhiko Kanzaki (July 9, 1946)	March 1971: Joined the Company April 1995: Director of Makita International Europe Ltd. (incumbent) June 1999: Director, Assistant General Manager of International Sales Headquarters 1 of this Company June 2003: Director, General Manager of International Sales Headquarters: Europe Region June 2007 up to the present: Managing Director, In Charge of International Sales, and General Manager of International Sales Headquarters: Europe Region	21,469
3	Tadayoshi Torii (December 10, 1946)	March 1964: Joined the Company April 1998: General Manager of Production Department (Assembly) October 1998: General Manager of Production Department June 2001: Director, General Manager of Quality Control Headquarters June 2003 up to the present: Director, General Manager of Production Headquarters	15,500
4	Shiro Hori (February 24, 1948)	March 1970: Joined the Company March 1999: General Manager of Europe Sales Department June 2003: Director, General Manager of International Sales Headquarters: America Region and International Administration June 2007 up to the present: Director, General Manager of International Sales Headquarters: America, Asia and Oceania Regions and Intrernational Administration	11,813

			Number of the
Candidate	Name	Brief personal background, title and position at the Company	Company’s
Number	(Date of birth)	and representative status in other companies	shares held
5	Tomoyasu Kato (March 25, 1948)	March 1970: Joined the Company March 1999: General Manager of Standard and Technical Administration Department June 2001 up to the present: Director, General Manager of Development and Engineering Headquarters	13,872
6	Tadashi Asanuma (January 4, 1949)	March 1967: Joined the Company April 1994: Manager of Tokyo Branch Office April 1995: Manager of Saitama Branch Office April 2001: General Manager of Osaka Sales Department June 2003: Director, Assistant General Manager of Domestic Sales Marketing Headquarters June 2007 up to the present: Director, General Manager of Domestic Sales Marketing Headquarters: Tokyo Area	6,500
7	Hisayoshi Niwa (February 24, 1949)	March 1972: Joined the Company October 1991: Manager of E.D.P. System Department October 1999: General Manager of Production Control Department June 2003: Director, General Manager of Quality Control Headquarters April 2005 up to the present: Director, General Manager of Quality Headquarters	7,700
8	Shinichiro Tomita (January 11, 1951)	March 1974: Joined the Company October 2000: General Manager of Plant Engineering-maintenance Department October 2001: General Manager of Production Engineering Department September 2003: Transferred to Makita (China) Co., Ltd. (incumbent) June 2007 up to the present: Director, Assistant General Manager of Production Headquarters: China Plant	3,700
9	Tetsuhisa Kaneko (April 6, 1955)	March 1981: Joined the Company April 2004: General Manager of Technical Research Department August 2005: General Manager of Production Department 2 October 2006: General Manager of Production Department 1 June 2007 up to the present: Director, General Manager of Purchasing Headquarters	6,300

Number of the
Candidate	Name	Brief personal background, title and position at the Company	Company’s
Number	(Date of birth)	and representative status in other companies	shares held
10	Yoji Aoki (May 22, 1950)	March 1975: Joined the Company July 2001: General Manager of Personnel Department July 2004 up to the present: General Manager of General Affairs Department	2,600
11	Motohiko Yokoyama (May 13, 1944)	April 1967: Joined Toyoda Machine Works, Ltd. June 1991: Director June 1998: Managing Director June 2000: Senior Managing Director June 2004: President and Representative Director June 2005: Outside Director of the Company (incumbent) January 2006: Vice-president and Representative Director of JTEKT Corporation June 2007 up to the present: President and Representative Director of JTEKT Corporation	-

Notes:	1.
Mr. Motohiko Yokoyama concurrently serves as a President and Representative Director of JTEKT Corporation and the Company has transaction relationships with JTEKT Corporation including purchases and sales of machinery and equipment. There is no special interest between the above candidates except Mr. Motohiko Yokoyama and the Company.

	2.	Mr. Motohiko Yokoyama is a candidate for Outside Director and will have been a Director for 4 years at the conclusion of this meeting.

	3.
JTEKT Corporation, where Mr. Yokoyama concurrently serves as a President and Representative Director, is a core company of Toyota Group which is a world’s leading corporate group. The Company proposes his appointment as Outside Director, considering that the Company will be able to receive his useful opinions from his broad perspective as top management of the above mentioned company.

	4.
With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Yokoyama which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan. If Mr. Yokoyama is appointed to be an Outside Director, the company will extend such an agreement.

Agenda Item No. 4: Payment of Bonus to Directors
          At end of the term, the Company has 14 directors. We would like to pay directors bonuses to 13 directors in the amount of 128 million yen considering performance during the term. This is with the exception of Mr. Motohiko Yokoyama, who is an Outside Director.